Exhibit 99.1

Chindata Group Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, March 15, 2023 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the fourth quarter and the fiscal year of 2022 ended December 31, 2022. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

•
Realizing ten straight quarters of consensus beat and 2022 full year guidance upbeat, 2023 full year guidance implies 30% growth in revenue. Revenue and adjusted EBITDA in the fourth quarter of 2022 recorded 77.8% and 78.4% year over year ("YoY") growth respectively, beating market consensus for ten straight quarters. Revenue in the fiscal year 2022 was RMB4,551.7 million, representing 59.6% YoY growth and was 2.7% above guidance upper range. Net income in fiscal year 2022 was RMB651.6 million, representing 105.9% YoY growth. Adjusted EBITDA in fiscal year 2022 increased by 67.3% YoY to RMB2,374.2 million, which was 5.1% beyond guidance upper range, with a margin of 52.2%. With strong business momentum, the Company set 2023 revenue and adjusted EBITDA guidance in the range of RMB5,880 million to RMB6,080 million, and RMB3,000 million to RMB3,110 million respectively, implying 31.4% and 28.7% YoY growth at mid-point, respectively.
•
One new under-construction project added, total capacity increased by 50MW to 871MW by the end of 2022. One new under-construction hyperscale project in Shanxi, China with a capacity of 50MW was added to our asset portfolio. Two hyperscale projects with a total capacity of 34MW were put into service in Malaysia, supporting the anchor client and the key international client in the region. Quarter-end total capacity reached 871MW, representing a 29.4% YoY increase compared with 673MW in the same quarter of 2021. Capacity in China and Asia-Pacific emerging markets (excluding China) made up 82% and 18% of total capacity respectively by the end of the fourth quarter.
•
Client's strong profile led to fast ramp-up, utilized capacity increased by 71MW to reach 525MW. Strong business momentum of the Company's client base led to an increase of 71MW utilized capacity in the fourth quarter, contributed by projects in northern and eastern China, and across the overseas business. Quarter-end utilized capacity reached 525MW, representing a 72.5% YoY growth. Overall utilization ratio climbed further to 86% by end of the fourth quarter, compared with 78% in FY22Q3 and 69% in FY21Q4.
•
100MW new commitment received from existing clients for China and overseas projects. Total client commitment (contracted and “Indication of Interest” (IOI) capacity) increased by 100MW in the fourth quarter, mainly contributed by 8MW from the key international client for its overseas business, and 92MW from the anchor client for its business in northern China and overseas. A total of 211MW client commitment was received in the year 2022, resulting in year end total client commitment of 800MW, representing a 35.9% YoY increase. Commitment ratio of total capacity was 92% by end of year 2022.
•
$300million senior notes offering completed on February 23, 2023 to further support project development. The Company completed the offering of the $300 million senior notes due 2026, bearing a coupon rate of 10.5%. With a BBB- issue rating from Fitch and solid business fundamentals, the offering attracted significant investor interest and have received unprecedented strong support from high-quality international institutional investors, including global asset managers and pension fund. Proceeds will provide more flexibility on project financing and will be used for investment in the Company's data centers in China and overseas.

Management Quote

Mr. Huapeng Wu, Chief Executive Officer of Chindata Group, commented, “The Company continued to leverage its energy-abundant region layout and comprehensive hyperscale business development capability to support its unique client profile, further strengthening its position in existing campus under the East Data West Computing cluster, while moving ahead pragmatically with its deployment in new cluster, and advancing its Southeast Asia market development at a firm pace. The close collaboration between our team in China and South East Asia led to a record ten-straight-quarters of upbeat financial performance, and another year of guidance upbeat as well. We continued to feel the strong momentum from our clients, and we believe the newly emerging technology will bring positive momentum to the long term demand of the industry. The Company will continue to sharpen its unique supply model to ensure that future demand can be well accomodated, and to reasonally allocate resources to existing project delivery, client and geographic diversification, so as to continue to capture the opportunities in APAC emerging market.”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “We are delivering ten straight quarters of consensus beat in revenue and adjusted EBITDA, and the third year of guidance upbeat, a consistent result of the combination of our unique supply model characterized by hyperscale business in energy abundant region, and differentiated demand profile from leading clients in the industry. Revenue in the fourth quarter of 2022 increased by 77.8% YoY to RMB1,390.3 million, and adjusted EBITDA increased by 78.4% to RMB720.9 million in the fourth quarter. Economy of scale of our hyperscale model has made consistent healthy margin performance possible. Our adjusted EBITDA margin in the fourth quarter continued to stay at above 50% level, 51.9% in specific and ended up at 52.2% for full year 2022. Such strong profit momentum, coupled with our prudent capital policy, continued to yield an un-levered pre-tax ROIC of 17.6% by end of 2022. On financing, we managed to capture a key market window to complete the offering of the US$300 million senior notes due 2026, establishing a new financing channel and ensuring funding flexibility for the full-lifecycle of our coming project development in China and overseas. All in all, with the relative certainty of our high alpha and low beta business fundamentals, we remain financially healthy to move forward with the Company's plan on geographic and client diversification.”

Business Highlights

Asset Overview

•
Total Capacity.
o
Total capacity continued to grow at a steady pace. Total capacity increased by 50MW to 871MW by the end of the fourth quarter of 2022, representing a 29.4% YoY growth. (vs. 821MW in FY22Q3, 673MW in FY21Q4).
o
In-service capacity. In-service capacity increased by 34MW to 613MW by the end of the fourth quarter of 2022, representing a 39.3% YoY growth (vs. 579MW in FY22Q3, 440MW in FY21Q4), mainly contributed by MY03 and MY06-1, located in the Company’s Kuala Lumpur and Johor campuses in Malaysia respectively, and supporting the key international client and the anchor client’s business.
o
Under-construction capacity. Under-construction capacity was 257MW by the end of the fourth quarter of 2022 (vs.242MW in FY22Q3, 233MW in FY21Q4). One new under-construction hyperscale project (CN21) with a total capacity of 50MW was added to the Company’s asset portfolio. The project is located in the Company’s campus in Shanxi, China and is scheduled for delivery in 2023Q3.
o
By the end of the fourth quarter, the Company’s total capacity (in-service and under construction) by region is as follows: Greater Beijing Area: 669MW (77%), Yangtze River Delta Area: 37MW (4%), Greater Bay Area: 5MW (1%), Malaysia and India: 160MW (18%).
•
Contracted and IOI capacity.
o
The Company continued to serve its existing clients and support their healthy growth as a trusted partner, the momentum on the overall demand from its unique client base remains strong and healthy.

o
Total contracted and IOI capacity increased by 100MW during the fourth quarter of 2022 to reach 800MW by quarter end, representing a 35.9% YoY growth (vs. 700MW in FY22Q3, 589MW in FY21Q4). The Company received 8MW IOI capacity on MY03 in the Company’s Kuala Lumpur campus to support the business of one of the key international clients, and 92MW IOI capacity on CN20, CN21 and MY06-3 in the Company’s Shanxi campus, China and Johor campus, Malaysia to support the anchor client's business. A total of existing 49MW IOI was converted into contract during the fourth quarter on project CN20 and CN19. For full year 2022, the Company has received a total of around 211MW of client commitment, compared with 160MW in full year 2021.

o
Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 96% by the end of the fourth quarter of 2022 (vs. 96% by end of FY22Q3, 87% by end of FY21Q4). Contracted & IOI ratio for total capacity was 92% by the end of the fourth quarter of 2022 (vs. 85% by end of FY22Q3, 87% by end of FY21Q4).

•
Utilized capacity. The Company’s consistency in high-quality and fast delivery, combined with its healthy and differentiated client base, led to another quarter of outstanding ramp-up performance. Total utilized capacity increased by 71MW to 525MW by end of the fourth quarter of 2022, representing a 72.7% YoY growth (vs. 454MW by end of FY22Q3, 304MW by end of FY21Q4).
o
Additional utilized capacity of 71MW was mostly contributed by projects in Company's campuses in Greater Beijing region and Yangtze River Delta region, and all projects in overseas market (Malaysia and India), supporting the anchor client, the key international clients, and the Chinese cloud client.

o
Utilized ratio was 86% by the end of the fourth quarter of 2022 (vs. 78% by the end of FY22Q3, 69% by the end of FY21Q4).
o
Utilized capacity and split by region by the end of the fourth quarter of 2022 are as follows: Greater Beijing Area: 464MW (88%), Yangtze River Delta Area: 10MW (2%), Greater Bay Area: 4MW (1%), Malaysia and India: 47MW (9%)

Recent Development on Key Financing Activity

On February 23, 2023, the Company completed the offering of U.S.$300,000,000 senior notes due 2026 (the “Notes”). Issue rating was BBB- (Fitch), issuer ratings were BBB- (Fitch, stable), Ba2 (Moody's, stable). By capturing a key market window and establishing a new financing channel, the Company has ensured funding flexibility for the full lifecycle of coming project development in China and overseas. Despite fragile market sentiment around macro outlook, the offering attracted significant investor interest during 2-day telephonic roadshow and received unprecedented strong support from high-quality international institutional investors, including global asset managers and pension fund. The Notes bears interest at a rate of 10.500% per annum and were issued at a price of 99.061% of the aggregate principal amount.

Recent Development on Supply/Resources in Key Region
In the Company's Lingqiu campus in Shanxi Province, the construction of the self-built 220kV substation was completed on February 13, 2023. This is a very straight-forward snapshot of how the Company has been leveraging its in-house power-related capability and its energy-abundant region layout from the beginning to ensure consistent key resources sufficiency in Greater Beijing region to accommodate future demand. The construction adopted modular technology and was completed in only 6 months, setting a new record for data center industry. The substation also enables direct voltage transformation from 220kV to 10kV, obtaining the first main-grid related patent in data center industry, and saving up to 60% of space of substation compared with traditional solution. Most importantly, the completion of the substation paved the way for the future capacity expansion of Lingqiu campus, as it is capable of supporting the energy consumption of up to 360 IT MW.(By the end of 22Q4, the Company had a total capacity of 308MW in Shanxi Province)

Recent Development on Qingyang Cluster, Gansu Province under East Data West Computing Policy

On February 22nd, the Company attended the signing ceremony for key enterprises involved in development of “East Data West Computing” Qingyang cluster in Gansu Province, and signed strategic cooperation agreement with Gansu municipal government on the development of the Company’s Qingyang campus. The campus has a total planned IT capacity of 150MW, occupying the land of 300 acres. Since the start of the national policy, the Company has adopted an active attitude and stance in joining the development of Qingyang cluster, so as to seize the historic opportunity. Meanwhile, the Company has been moving forward with investment prudently, paying a close watch on the pace of the entire cluster, ensuring well-timed capital expenditure decision is made.

Fourth Quarter and Fiscal Year 2022 Financial Results Summary

TOTAL REVENUES

Total revenues in the fourth quarter of 2022 increased by 77.8% to RMB1,390.3 million (US$201.6 million) from RMB781.7 million in the same period of 2021, primarily driven by the robust growth of the Company’s colocation services.

For fiscal year 2022, total revenues increased by 59.6% to RMB4,551.7 million (US$659.9 million) from RMB2,852.3 million in the same period of 2021.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the fourth quarter of 2022 increased by 88.5% to RMB820.5 million (US$119.0 million) from RMB435.2 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For the fiscal year of 2022, total cost of revenue increased by 60.9% to RMB2,658.8 million (US$385.5 million) from RMB1,652.7 million in the same period of 2021, mainly driven by increases in utility costs, and depreciation and amortization expenses.

GROSS PROFIT

Gross profit in the fourth quarter of 2022 increased by 64.4% to RMB569.7 million (US$82.6 million) from RMB346.5 million in the same period of 2021. Gross margin in the fourth quarter of 2022 was 41.0%, compared with 44.3% in the same period of 2021 and 38.8% in the third quarter of 2022.

For the fiscal year of 2022, gross profit increased by 57.8% to RMB1,892.8 million (US$274.4 million) from RMB1,199.6 million in the same period of 2021. Gross margin in fiscal year 2022 was 41.6%, compared to 42.1% in fiscal year 2021.

OPERATING EXPENSES

Total operating expenses in the fourth quarter of 2022 increased by 108.3% to RMB260.4 million (US$37.7 million) from RMB125.0 million in the same period of 2021.

For the fiscal year of 2022, total operating expenses increased by 34.3% to RMB704.4 million (US$102.1 million) from RMB524.5 million in the same period of 2021.

• Selling and marketing expenses in the fourth quarter of 2022 slightly decreased by 1.7% to RMB18.4 million (US$2.7 million) from RMB18.7 million in the same period of 2021, primarily due to less share-based compensation expense. For fiscal year 2022, selling and marketing expenses decreased by 20.5% to RMB71.3 million (US$10.3 million) from RMB89.7 million in the same period of 2021, primarily due to less share-based compensation and less marketing activity in the fiscal year of 2022.

• General and administrative expenses in the fourth quarter of 2022 increased by 134.5% to RMB214.5 million (US$31.1 million) from RMB91.5 million in the same period of 2021, primarily due to a one-off long-live asset impairment unrelated to core IDC business. For the fiscal year of 2022, general and administrative expenses increased by 52.9% to RMB549.6 million (US$79.7 million) from RMB359.5 million in the same period of 2021, primarily due to higher share-based compensation expenses, increasing personnel costs as the Company grew its business and the one-off long-live asset impairment in the fourth quarter of 2022.

• Research and development expenses in the fourth quarter of 2022 increased by 85.1% to RMB27.5 million (US$4.0 million) from RMB14.8 million in the same period of 2021, primarily due to more resources invested in R&D activities. For the fiscal year of 2022, research and development expenses increased by 10.8% to RMB83.5 million (US$12.1 million) from RMB75.3 million in the same period of 2021, primarily due to more resources invested in R&D activities.

OPERATING INCOME

As a result of the foregoing, operating income in the fourth quarter of 2022 increased by 39.7% to RMB309.4 million (US$44.9 million) from RMB221.5 million in the same period of 2021. Operating income margin in the fourth quarter of 2022 was 22.3%, compared with 28.3% in the same period of 2021 and 26.4% in the third quarter of 2022.

For fiscal year 2022, operating income increased by 76.0% to RMB1,188.5 million (US$172.3 million) from RMB675.1 million in the same period of 2021. Operating income margin in the fiscal year of 2022 was 26.1%, compared to 23.7% in the same period of 2021.

NET INCOME

Net income in the fourth quarter of 2022 increased by 1.6% to RMB116.5 million (US$16.9 million) from RMB114.7 million in the same period of 2021. Net income margin in the fourth quarter of 2022 was 8.4%, compared with 14.7% in the same period of 2021 and 20.0% in the third quarter of 2022.

For the fiscal year of 2022, net income increased by 105.9% to RMB651.6 million (US$94.5 million), compared with RMB316.4 million in the same period of 2021. Net income margin in the fiscal year of 2022 was 14.3%, compared to 11.1% in the same period of 2021.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the fourth quarter of 2022 were RMB0.32 (US$0.04). Basic and diluted earnings per share were RMB0.16 (US$0.02). Each ADS represents two of the Company's Class A ordinary share.

For the fiscal year of 2022, basic and diluted earnings per ADS were RMB1.78 (US$0.26). Basic and diluted earnings per share were RMB0.89 (US$0.13).

ADJUSTED EBITDA

Adjusted EBITDA in the fourth quarter of 2022 increased by 78.4% to RMB720.9 million (US$104.5 million), from RMB404.2 million in the same period of 2021. Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, impairment of long-lived assets, change in fair value of financial instruments, foreign exchange gain and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the fourth quarter of 2022 was 51.9%, compared with 51.7% in the same period of 2021 and 51.1% in the third quarter of 2022.

For the fiscal year of 2022, adjusted EBITDA increased by 67.3% to RMB2,374.2 million (US$344.2 million), from RMB1,418.9 million in the same period of 2021. Adjusted EBITDA margin in the fiscal year of 2022 was 52.2%, compared with 49.7% in the same period of 2021.

ADJUSTED NET INCOME

Adjusted net income in the fourth quarter of 2022 increased by 65.2% to RMB236.2 million (US$34.2 million), from RMB142.9 million in the same period of 2021. Adjusted net income is defined as net income excluding share-based compensation, impairment of long-lived assetsand depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on non-GAAP adjustments.

Adjusted net income margin in the fourth quarter of 2022 was 17.0%, compared with 18.3% in the same period of 2021 and 24.5% in the third quarter of 2022.

For the fiscal year of 2022, adjusted net income increased by 99.0% to RMB949.9 million (US$137.7 million), from RMB477.2 million in the same period of 2021. Adjusted net income margin in the fiscal year of 2022 was 20.9%, compared with 16.7% in the same period of 2021.

BALANCE SHEET

As of December 31, 2022, the Company had cash, cash equivalents and restricted cash of RMB4,064 million (US$589.3 million), compared to cash, cash equivalents and restricted cash of RMB4,987.9 million as of September 30, 2022.

2023 Full Year Business Outlook

Taking numerous factors into consideration, the Company set its guidance for the full year of 2023 as follows.

TOTAL REVENUES

•
RMB5,880 million – RMB6,080 million, a 29.2-33.6% increase over the full year of 2022

ADJUSTED EBITDA

•
RMB3,000 million – RMB3,110 million, a 26.4-31.0% increase over the full year of 2022

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, March 15, 2023, at 7:00 A.M. Eastern Time (or 7:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the link provided below to complete the online registration process. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

Event Title: Chindata Group Holdings Limited Q4 2022 Earnings Call

Registration Link: https://register.vevent.com/register/BI41f32892aa5b45ddbd6671fda80cb5a7

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://investor.chindatagroup.com/.

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the noon buying rate on December 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,390,293	3,115,914	451,765
Restricted cash	460,174	796,549	115,489
Accounts receivable, net	661,027	1,937,692	280,939
Value added taxes recoverable	327,553	437,579	63,443
Prepayments and other current assets	508,276	468,688	67,953
Total current assets	6,347,323	6,756,422	979,589
Non-current assets
Property and equipment, net	9,427,591	13,369,156	1,938,345
Operating lease right-of-use assets	803,544	1,104,895	160,195
Finance lease right-of-use assets	136,825	133,037	19,289
Goodwill and intangible assets, net	778,683	793,082	114,986
Restricted cash	390,535	151,763	22,004
Value added taxes recoverable	424,011	369,016	53,502
Other non-current assets	373,439	422,860	61,309
Total non-current assets	12,334,628	16,343,809	2,369,630
Total assets	18,681,951	23,100,231	3,349,219
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	1,950,525	1,203,080	174,430
Accounts payable	1,701,299	2,420,376	350,922
Current portion of operating lease liabilities	45,501	42,407	6,148
Current portion of finance lease liabilities	4,765	4,978	722
Accrued expenses and other current liabilities	599,257	584,839	84,794
Total current liabilities	4,301,347	4,255,680	617,016
Non-current liabilities
Long-term bank loans	3,526,460	7,168,445	1,039,327
Operating lease liabilities	198,806	178,609	25,896
Finance lease liabilities	57,002	58,745	8,517
Other non-current liabilities	483,704	529,198	76,726
Total non-current liabilities	4,265,972	7,934,997	1,150,466
Total liabilities	8,567,319	12,190,677	1,767,482
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,646,328	10,832,160	1,570,516
Statutory reserves	189,700	311,821	45,210
Accumulated other comprehensive loss	(257,977)	(300,517)	(43,571)
(Accumulated deficit)/retained earnings	(463,465)	66,044	9,575
Total shareholders’ equity	10,114,632	10,909,554	1,581,737
Total liabilities and shareholders’ equity	18,681,951	23,100,231	3,349,219

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share information)

	For the three months ended				For the years ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	781,729	1,202,703	1,390,254	201,568	2,852,277	4,551,662	659,929
Cost of revenue	(435,233)	(736,553)	(820,517)	(118,964)	(1,652,664)	(2,658,826)	(385,494)
Gross profit	346,496	466,150	569,737	82,604	1,199,613	1,892,836	274,435
Operating expenses
Selling and marketing expenses	(18,694)	(15,058)	(18,371)	(2,664)	(89,654)	(71,271)	(10,333)
General and administrative expenses	(91,478)	(116,144)	(214,523)	(31,103)	(359,470)	(549,609)	(79,686)
Research and development expenses	(14,842)	(17,455)	(27,467)	(3,982)	(75,344)	(83,496)	(12,106)
Total operating expenses	(125,014)	(148,657)	(260,361)	(37,749)	(524,468)	(704,376)	(102,125)
Operating income	221,482	317,493	309,376	44,855	675,145	1,188,460	172,310
Net interest expense	(56,882)	(56,485)	(99,403)	(14,412)	(236,371)	(301,033)	(43,646)
Foreign exchange (loss) gain	(5,516)	3,825	(4,174)	(605)	(4,726)	2,789	404
Changes in fair value of financial instruments	(281)	25,642	(28,301)	(4,103)	12,605	7,722	1,120
Others, net	8,807	18,980	14,843	2,152	24,183	48,078	6,971
Income before income taxes	167,610	309,455	192,341	27,887	470,836	946,016	137,159
Income tax expense	(52,945)	(68,419)	(75,879)	(11,001)	(154,416)	(294,386)	(42,682)
Net income	114,665	241,036	116,462	16,886	316,420	651,630	94,477
Earnings per share:
Basic	0.16	0.33	0.16	0.02	0.44	0.89	0.13
Diluted	0.16	0.33	0.16	0.02	0.43	0.89	0.13
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(21,301)	(77,630)	82,933	12,024	(85,391)	(42,540)	(6,168)
Comprehensive income	93,364	163,406	199,395	28,910	231,029	609,090	88,309

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the years ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	114,665	241,036	116,462	16,886	316,420	651,630	94,477
Depreciation and amortization	152,654	231,498	278,576	40,390	587,080	861,748	124,942
Share-based compensation	18,288	43,225	27,387	3,971	120,724	175,950	25,510
Amortization of debt issuance cost	11,917	12,089	12,486	1,810	35,808	75,702	10,976
Others	(13,516)	(50,109)	192,941	27,974	4,827	187,054	27,121
Changes in operating assets and liabilities	13,500	(651,585)	(238,451)	(34,572)	646	(1,092,789)	(158,440)
Net cash generated from (used in) operating activities	297,508	(173,846)	389,401	56,459	1,065,505	859,295	124,586
Net cash paid for long-lived assets and business combinations	(1,163,852)	(1,325,428)	(1,354,640)	(196,404)	(3,766,858)	(4,912,793)	(712,288)
Net cash from short-term investment activities	63,372	(108,154)	11,482	1,665	(186,113)	98,231	14,242
Net cash used in investing activities	(1,100,480)	(1,433,582)	(1,343,158)	(194,739)	(3,952,971)	(4,814,562)	(698,046)
Net proceeds from financing activities	4,810	726,944	74,923	10,863	1,293,061	2,660,798	385,779
Net cash generated from financing activities	4,810	726,944	74,923	10,863	1,293,061	2,660,798	385,779
Exchange rate effect on cash, cash equivalents and restricted cash	(29,908)	104,565	(44,874)	(6,507)	(76,056)	117,693	17,065
Net decrease in cash, cash equivalents and restricted cash	(828,070)	(775,919)	(923,708)	(133,924)	(1,670,461)	(1,176,776)	(170,616)
Cash, cash equivalents and restricted cash at beginning of period	6,069,072	5,763,853	4,987,934	723,182	6,911,463	5,241,002	759,874
Cash, cash equivalents and restricted cash at end of period	5,241,002	4,987,934	4,064,226	589,258	5,241,002	4,064,226	589,258

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the years ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	114,665	241,036	116,462	16,886	316,420	651,630	94,477
Add: Depreciation and amortization(1)	154,661	233,505	280,583	40,681	595,107	869,775	126,106
Add: Net interest expenses	56,882	56,485	99,403	14,412	236,371	301,033	43,646
Add: Income tax expenses	52,945	68,419	75,879	11,001	154,416	294,386	42,682
Add: Share-based compensation	18,288	43,225	27,387	3,971	120,724	175,950	25,510
Add: Impairment of long-lived assets	—	—	83,482	12,104	—	83,482	12,104
Add: Changes in fair value of financial instruments	281	(25,642)	28,301	4,103	(12,605)	(7,722)	(1,120)
Add: Foreign exchange loss (gain)	5,516	(3,825)	4,174	605	4,726	(2,789)	(404)
Add: Non-cash operating lease cost relating to prepaid land use rights	966	1,319	5,249	761	3,709	8,486	1,230
Adjusted EBITDA	404,204	614,522	720,920	104,524	1,418,868	2,374,231	344,231
Net income margin	14.7%	20.0%	8.4%	8.4%	11.1%	14.3%	14.3%
Adjusted EBITDA margin	51.7%	51.1%	51.9%	51.9%	49.7%	52.2%	52.2%

Note:

(1)
Before the deduction of government grants.

	For the three months ended				For the years ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	114,665	241,036	116,462	16,886	316,420	651,630	94,477
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination(1)	12,190	12,234	13,849	2,008	48,945	50,493	7,321
Add: Share-based compensation	18,288	43,225	27,387	3,971	120,724	175,950	25,510
Add: Impairment of long-lived assets	—	—	83,482	12,104	—	83,482	12,104
Add: Tax effects on non-GAAP adjustments(2)	(2,200)	(2,209)	(4,993)	(724)	(8,840)	(11,606)	(1,683)
Adjusted Net Income	142,943	294,286	236,187	34,245	477,249	949,949	137,729
Net income margin	14.7%	20.0%	8.4%	8.4%	11.1%	14.3%	14.3%
Adjusted Net Income margin	18.3%	24.5%	17.0%	17.0%	16.7%	20.9%	20.9%

Note:

(1)
Consists of expenses resulting from the depreciation and amortization of the fair value adjustment on property and equipment and intangible assets resulting from business combination. While we exclude such expenses in this non-GAAP measure, the revenue from the acquired companies is reflected in this non-GAAP measure and the acquired assets contribute to revenue generation.
(2)
Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination.